DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

Crucell

36E

Heerlen/Leiden (NL) 19 December 2002

Joint press release

Biotech Alliance of DSM Biologics and Crucell - for faster preparation of new medicines at lower cost

Today DSM Biologics and Crucell will sign a collaboration agreement in the field of the development and promotion of a unique technology platform. The objective of this joint agreement will be the further development and production of biopharmaceutical products such as recombinant proteins and monoclonal antibodies.

DSM Biologics will obtain, against payment, a licence on Crucell's PER.C6™ technology under which it will be entitled to grant sub-licences to third parties for the development and preparation of the biopharmaceutical proteins. Both companies will actively market licences and share the royalty income. No further financial details have been disclosed. In addition, DSM Biologics and Crucell will directly start a joint development programme for the large-scale production of recombinant proteins and monoclonal antibodies.

Biopharmaceutical products are biological drugs that cannot be prepared using conventional synthesis techniques, but that can only be produced by means of advanced fermentations with the aid of micro-organisms or cell lines. The biopharmaceuticals targeted by the alliance have a high selectivity and less adverse side-effects than sometimes present in more traditional medicines. The market segment of this type of biopharmaceutical products currently has a size of about EUR 30 billion and is growing by some 20% annually, making it one of the fastest growing pharma market segments.

The alliance will offer the biopharmaceutical industry a comprehensive range of services, from the preparation of the cell line for the production of recombinant proteins and monoclonal antibodies through to the commercial production of biopharmaceutical products.

DSM Biologics, one of the leading companies in the field of biopharma custom manufacturing, will contribute the required production expertise and process optimization capabilities. Crucell contributes unique know-how in the form of the PER.C6™ cell line and technology, which form the basis for achieving the required high productivity.

PER.C6™ is a cell line that has been developed to enable highly efficient biopharmaceutical production. The high production yield and the high quality of the recombinant proteins and monoclonal antibodies produced with PER.C6™, backed by its detailed documentation, make PER.C6™ an attractive production platform for large-scale applications.

DSM Biologics and Crucell offer pharmaceutical and biotech companies the possibility to rapidly test, develop and produce high-quality products under an easy-to-obtain license. This means that customers can shorten the time-to-market and reduce product costs. This may ultimately result in a vastly increased supply of new drugs for diseases for which traditional production methods do not yet offer cures.

"The alliance makes it possible to develop and produce biopharmaceuticals on a large scale. There is a great future for the type of medicine that we can develop using this technology platform," says Feike Sijbesma, member of the Managing Board of Directors of DSM. *"That is why an investment in this field is perfectly in line with our growth strategy for Life Science Products."*

Dinko Valerio, CEO of Crucell: *"The collaboration between DSM and Crucell will give DSM a more attractive production offering in the field of recombinant proteins and monoclonal antibodies. As a large-scale and ambitious producer of recombinant proteins and antibodies, DSM is a very attractive partner for Crucell. Therefore this agreement is the logical next step towards acceptance of PER.C6™ as the industry's standard for therapeutic proteins."*

DSM Biologics
DSM Biologics, a joint venture of DSM (60%) and an industrial and financial holding company, Société Génerale de Financement du Québec (SGF) in Montreal (40%), is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and animal) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites - one in Groningen, the Netherlands (5,100 m2) and one in Montreal (Québec), Canada (now 10,000 m2).
For more information go to: www.dsmbiologics.com

SGF
An industrial and financial holding company, the Société Générale de Financement du Québec (SGF) provides businesses with development capital, and it does so based on profitability and performance. It invests in partnerships, assuming its share of risk. With a focus on Québec's long-term economic development, the SGF chooses projects that promise high profitability - in ten industry sectors, from natural resources to high technology. In synergy with private partners the investment potential of the SGF is USD 2 billion over a five-year period. For more information go to: www.sgfqc.com

Crucell
Crucell discovers and develops biopharmaceutical products that use the human immune system to fight tumours, infectious diseases and other disorders. Crucell's patented technology platforms MAbstract™, AdVac™ and PER.C6™ make it possible to discover, develop and produce antibodies and vaccines. Crucell offers its platforms to the pharmaceutical industry and the biotechnology industry but also uses them for the creation of its own products. Crucell's partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company that has taken out a licence on the CD46 antibodies, for the treatment of various types of tumours. Crucell has licenced its PER.C6 ™ technology to more than twenty companies, including Novartis, GSK, Aventis and Schering AG. The company is based in Leiden (Netherlands) and is listed on Euronext and NASDAQ (CRXL ticker symbol). For more information go to: www.crucell.com.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of EUR 6 billion and employs about 20,000 people at more than 200 sites across the world.
DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.
For more information go to: www.dsm.com

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com

820-3120

DSM Press Release

03 JAN -3 AM 10:03 DSM

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

35E 13 December 2002

DSM Composite Resins expands its business in China

DSM Composite Resins (Switzerland) and Sinopec Jinling Petrochemical Corporation (PRC, The People's Republic of China) have reached an agreement whereby DSM acquires another 25% of the shares in the Jinling-DSM Resins Ltd. (JDR) joint venture. This will give DSM a 75% holding in the joint venture, with Sinopec holding the remaining 25% of shares. The partners have further agreed to invest in an increase in the capacity of the Nanjing production site.

"The capacity expansion and the share transfer will boost DSM's position in Asia Pacific and will be a stepping stone for further growth in the Chinese and Asian markets," says Jos Schneiders, President of DSM Composite Resins. *"The expansion in China underlines our conviction that this market will develop rapidly. Through this move we are strategically positioning ourselves as a leading enterprise in this industry. The move is fully in line with DSM's Vision 2005 corporate strategy, which is focused on accelerated growth in life science products and performance materials,"* says Schneiders.

Jinling-DSM Resins Ltd. (JDR)

DSM became a partner in the joint venture with Sinopec in 1996, when it took over BASF's 50% holding. Since then, DSM's prime involvement has been to restructure the company and to grow its position in the PRC market as a leading producer of high-added-value resins for the fast growing Chinese composites market.
In recent years, as the activities of the joint venture developed, many DSM technologies were incorporated into the company's manufacturing system.
"The production site is now highly respected for its state-of-the-art technology, its flexible solutions and its use of DSM's Eurotinter™ technology in gelcoats. JDR also has one of the best reputations in environmental practices and complies with the highest safety, health and environmental requirements developed for this industry," says Paul Booms, General Manager of JDR.

JDR has quadrupled its production volume over the last few years and is now recognized as a leading player in the top end of the composites market. To meet customers' ever-increasing demands, a multi-million Euro capacity expansion programme will be initiated, increasing capacity to ultimately 50,000 mt. The commissioning of this extra capacity, which is expected to start mid 2003, will enable JDR to supply composite resins and gelcoats to key market sectors such as tanks and pipes, transportation, SMC and other closed mould converters and the marine, sanitary and construction industries.

Driven by successes such as the JDR expansion serving China, DSM Composite Resins plans to extend its global coverage and strengthen its position in its export business as well. A designated team based in Schaffhausen will explore growth opportunities and market positions in the rest of Asia, Europe and USA.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approximately EUR 10 billion by 2005. By that time, at least 80% of sales should be generated by specialties, (i.e. advanced chemical and biotechnological products for the life science industry and performance materials). This strategy represents an acceleration of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities, characterized by high growth and more stable profit levels.

DSM Composite Resins

DSM Composite Resins, a business group forming part of DSM's Performance Materials cluster, is the largest producer of structural resins in Europe and the global leader in Sizings & Binders (functional components used in the fibre-reinforced plastics industry). The company is also a leader in gelcoats and in the distribution of composite materials and ancillaries. With headquarters based in Switzerland, DSM Composite Resins has facilities in France, Germany, Italy, the Netherlands, Scandinavia, Spain, UK, USA and China. With a capacity in unsaturated polyester resins of close to 300 ktons/year, DSM is the global No. 3 in this industry. It also has a leading technology position. DSM Composite Resins currently employs a total workforce of 750 people.

Sinopec

Sinopec, the holding company for Jinling Petro Chemicals which is affiliated with JDR, is an integrated energy and chemical company with oil exploration, oil refinery, chemical production and sales of its products. The group has annual sales of around RMB 375.4 billion (USD 45.3 billion) and employs about 440,000 people. Sinopec is a state owned company and has a leading business position in China. It has also significant influence on the international petrochemical industry. In terms of sales, it is positioned 68 among the world's 500 largest companies.

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com